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Bank of America
475 CrossPoint Parkway
PO Box 9000
Getzville, NY 14068-9000

Annual Statement as to Compliance
Banc of America Funding 2008-1

I, Janice M. Galluzzo, a Vice President of Bank of America, National Association (the "Servicer"), hereby certify pursuant to the Section 2.17 of the Servicing Agreement, dated May 30, 2008 (the "Agreement"), between Banc of America Funding Corporation, as Depositor, and Bank of America, National Association, as Servicer, that: (a) a review of the Servicer's activities during calendar year 2008 and of the Servicer's performance under the Agreement has been made under my supervision; and (b) to the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout calendar year 2008.

March 10, 2009

Bank of America, N.A. as Servicer
By: /s/ Janice M. Galluzzo
Name: Janice M. Galluzzo
Title: Vice President

32-17-2208NSB  11-2006